UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 8)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Établissements Maurel & Prom S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Republic of France

(Jurisdiction of Subject Company’s Incorporation or Organization)

Établissements Maurel & Prom S.A.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Alain Torre

51 rue d’Anjou

75008 Paris

France

Telephone: +33 1 53 83 16 14

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit A1: Press Release by Maurel & Prom S.A. and MPI S.A. announcing the planned merger between Maurel & Prom S.A. and MPI S.A., dated August 27, 2015.

Exhibit B1: Shareholders’ Letter by Maurel & Prom S.A. concerning the proposed merger between Maurel & Prom S.A. and MPI S.A., dated October 7, 2015.

Exhibit C1: Shareholders’ Letter by MPI S.A. concerning the proposed merger between Maurel & Prom S.A. and MPI S.A., dated October 7, 2015.

Exhibit D1: Press Release by Maurel & Prom S.A. announcing the approval of the final terms of the proposed merger, dated October 16, 2015.

Exhibit E1: Press release by MPI S.A. announcing the approval of the final terms of the proposed merger, dated October 16, 2015.

Exhibit F1: Press Release by MPI S.A. announcing the availability of the independent expert report, dated October 16, 2015.

Exhibit G2: Report of Associés en Finance’s independent expert deciding on the fairness of the planned exchange ratio between MPI S.A. and Maurel & Prom S.A., dated October 15, 2015.

Exhibit H3: Notice of Proposed Merger, dated 2 November 2015.

Exhibit I3: Draft Agreement on the Merger of MPI S.A. into Établissements Maurel & Prom S.A., dated 2 November 2015.

Exhibit J3: Press Release by MPI S.A. announcing the publication of documents in connection with the planned merger, dated 4 November 2015.

Exhibit K3: Press Release by Maurel & Prom S.A. announcing the publication of documents in connection with the planned merger, dated 4 November 2015.

Exhibit L4: Press Release by MPI S.A. announcing the availability of preparatory documents for the shareholders’ combined general meeting of 17 December 2015, dated 11 November 2015.

Exhibit M4: Press Release by Maurel & Prom S.A. announcing the availability of preparatory documents for the shareholders’ combined general meeting of 17 December 2015, dated 11 November 2015.

Exhibit N4: Notice of meeting by Maurel & Prom S.A. announcing the ordinary and extraordinary shareholders’ meeting to be held on 17 December 2015.

Exhibit O4: Notice of meeting by MPI S.A. announcing the ordinary and extraordinary shareholders’ meeting to be held on 17 December 2015.

Exhibit P4: Report from the Board of Directors of Maurel & Prom S.A. for the ordinary and extraordinary general meeting of the shareholders to be held on 17 December 2015.

Exhibit Q4: Report from the Board of Directors of MPI S.A. for the ordinary and extraordinary general meeting of the shareholders to be held on 17 December 2015.

Exhibit R5: Merger Auditors’ Report on the compensation of contributions to be made by MPI S.A. to Maurel & Prom S.A, dated 2 November 2015.

Exhibit S5: Merger Auditors’ Report on the value of contributions to be made by MPI S.A. to Maurel & Prom S.A. in the context of the merger by adoption, dated 2 November 2015.

Exhibit T5: 2014 Company Financial Statements of MPI S.A. (Schedule 4.1 of the Draft Agreement on the Merger of MPI S.A. into Établissements Maurel & Prom S.A., previously included as exhibit I to the Form CB furnished to the SEC on November 4, 2015).

Exhibit U5: 2014 Company Financial Statements of Maurel & Prom S.A. (Schedule 4.2 of the Draft Agreement on the Merger of MPI S.A. into Établissements Maurel & Prom S.A., previously included as exhibit I to the Form CB furnished to the SEC on November 4, 2015).

Exhibit V6: Update to the Annual Report of Maurel & Prom S.A., dated 13 November 2015.

Exhibit W6: Update to the Annual Report of MPI S.A., dated 13 November 2015.

Exhibit X6: Document prepared for the Merger-Absorption of MPI S.A. by Maurel & Prom S.A., dated 13 November 2015.

Exhibit Y6: Press Release announcing the availability of the update to the 2014 Annual Report of MPI S.A., dated 16 November 2015.

Exhibit Z6: Press Release announcing the availability of the update to the 2014 Annual Report of Maurel & Prom S.A., dated 16 November 2015.

Exhibit AA6: Press Release by Maurel & Prom S.A. announcing the availability of the information document related to the Merger-Absorption of MPI S.A. by Maurel & Prom S.A., dated 16 November 2015.

Exhibit BB6: Press Release by MPI S.A. announcing the availability of the information document related to the Merger-Absorption of MPI S.A. by Maurel & Prom S.A., dated 16 November 2015.

Exhibit CC7: Second notice of meeting by Maurel & Prom S.A. announcing the ordinary and extraordinary shareholders’ meeting to be held on 17 December 2015.

Exhibit DD7: Second notice of meeting by MPI S.A. announcing the ordinary and extraordinary shareholders’ meeting to be held on 17 December 2015.

Exhibit EE8: Press Release by Maurel & Prom S.A. and MPI S.A. announcing the recommendation to revise the merger exchange ratio, dated 15 December 2015.

Exhibit FF: Press Release by Maurel & Prom S.A. announcing the results of the Combined General Shareholders’ Meeting, dated 17 December 2015.

Exhibit GG: Press Release by MPI S.A. announcing the results of the Combined General Shareholders’ Meeting, dated 17 December 2015.

Exhibit HH: Letter from the merger auditors on the reduction of the merger exchange ratio, dated 16 December 2015.

Exhibit II: Letter of Associés en Finance’s independent expert on the reduction of the merger exchange ratio, dated 16 December 2015.

[1]	Previously included as an exhibit to the Form CB furnished to the SEC on October 19, 2015.
[2]	Previously included as an exhibit to the Form CB furnished to the SEC on October 21, 2015.
[3]	Previously included as an exhibit to the Form CB furnished to the SEC on November 4, 2015.
[4]	Previously included as an exhibit to the Form CB furnished to the SEC on November 12, 2015.
[5]	Previously included as an exhibit to the Form CB furnished to the SEC on November 16, 2015.
[6]	Previously included as an exhibit to the Form CB furnished to the SEC on November 17, 2015.
[7]	Previously included as an exhibit to the Form CB furnished to the SEC on November 30, 2015.
[8]	Previously included as an exhibit to the Form CB furnished to the SEC on December 16, 2015.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933 is included on page 2 of the documents furnished as Exhibits HH and II.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Établissements Maurel & Prom S.A. with the Securities and Exchange Commission on October 19, 2015.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michel Hochard
(Signature)

Michel Hochard, CEO
(Name and Title)

December 18, 2015
(Date)

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